Big Rock Partners Acquisition Corp.

2645 N. Federal Highway, Suite 230

Delray Beach, FL 33483

(310) 734-2300

May 11, 2021

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Big Rock Partners Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-4 Filed April 16, 2021 File No. 333-252479

Ladies and Gentlemen:

Big Rock Partners Acquisition Corp. (“BRPA”) hereby responds as follows to the comment letter from the staff of the Securities and Exchange Commission (the “Staff”) dated May 5, 2021, relating to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For the Staff’s convenience, we have recited each of the comments in the Staff’s letter below in bold and italics, and set forth the response in regular font immediately thereafter.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4

Cover Page

1.

Please revise your disclosure here and elsewhere in the prospectus to clarify what percentage of the shares in the combined company will be owned by the Sponsor and what percentage of shares in the combined company will be owned by BRPA’s public stockholders.

We have revised the disclosures on the cover page and pages 4, 25, 107 and 290 of the Registration Statement, as requested.

2.

We note your revised cover page disclosure in response to prior comment 5. Given that the listing condition is waivable, please revise the cover page to prominently disclose that shareholders will not have certainty at the time they vote regarding whether the Common Stock and Warrants will be listed on a national securities exchange following the business combination. Also, reference the risk factor disclosure on page 72.

We have revised the disclosures on the cover page, as requested.

Summary of the Proxy Statement / Prospectus / Consent Solicitation Statement, page 22

3.

With reference to your disclosure on page 46, please update the Summary section to discuss NeuroRx’s dispute with Relief Therapeutics Holding AG. Also, revise the second paragraph of the cover page to provide a cross reference to the “Division of Profits” disclosure on page 211.

We have revised the disclosures on the cover page and page 221 of the Registration Statement, as requested.

Risk Factors

Our product candidates are in Phase IIb/III of clinical testing, page 45

4.

Please reconcile this risk factor with your disclosures on page 180 and elsewhere. In this regard, it should be clear in the risk factor which drug or drug candidates you are referencing and whether the trials are completed or remain open. Also, we note your disclosure that you will need to commit substantial time and additional resources to conducting further nonclinical studies and clinical trials before you can submit an NDA. Accordingly, revise, if appropriate, to discuss the funding and the trials needed to commercialize NRX-101, or revise to clarify the risk factor disclosure.

We have revised the disclosures on pages 46 and 188 of the Registration Statement, as requested.

We do not anticipate maintaining orphan drug protection for the treatment of COVID-19..., page 49

5.	Please revise to disclose the dates that the parties received and/or transferred the orphan drug designations covering RLF-100 and NRX-101.

We have revised the disclosures on pages 51 and 227 of the Registration Statement, as requested.

We must enter into agreements with, and depend upon, one or more partners..., page 69

6.

We note your response to prior comment 7 and updated disclosure and re-issue. In this regard, it remains unclear whether your plan is for the collaboration agreement with Relief Therapeutics to provide the funding necessary to commercialize ZYESAMI in the markets covered under the agreement.

We have revised the disclosures on pages 25, 47, 48, 71, 220 and 221 of the Registration Statement, as requested.

Proposal No. 1 — The Business Combination Proposal

Merger Consideration, page 103

7.

We note your response to prior comment 8 and revised disclosure. Please revise to clarify whether the terms of the Earnout Cash Milestone (i) require the cash to be delivered to NeuroRx stockholders within a specified period of time and (ii) allow for any contingency or delay in payment if NRX Pharmaceuticals does not have sufficient capital and is unable to raise sufficient capital in order to pay the Earnout Cash, particularly if NRX Pharmaceuticals is still in the process of beginning to commercialize ZYESAMI when the Earnout Cash becomes due.May

We have revised the disclosures on the cover page and pages 106 and 123 of the Registration Statement, as requested.

Big Rock’s Board of Directors’ Reasons for Approval of the Merger Agreement, page 112

8.

We refer to prior comment 10 and note the disclosure that EBC presented a comparable companies analysis to the Board. Please explain whether this analysis served as a basis for the Board’s valuation of the company or either of the two lead drug candidates. If it did, then please revise to clarify this point and present the comparable companies analysis in the prospectus. If it did not serve as a basis, then revise to explain how the Board came to that conclusion concerning the comparable companies analysis.

We have revised the disclosures on pages 115 and 116 of the Registration Statement, as requested.

9.

Please revise to explain whether the Board’s valuation of NeuroRx was predicated on any material assumptions regarding the timing of regulatory approval and/or authorization for either of the two lead product candidates. Also revise to indicate whether NeuroRx provided the Board with financial projections. To the extent that projections were provided, please indicate when the projections were provided and whether the Board used such projections to value NeuroRx.

We have revised the disclosures on page 116 of the Registration Statement, as requested.

BRPA’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 174

10.

We note your response to prior comment 12 and revised disclosure. We further note your disclosure on page F-8 indicates that BRAC is affiliated with the “underwriter.” Please revise throughout to clarify, if true, that BRAC Lending Group is affiliated with Early Bird Capital, the underwriter of BRPA’s initial public offering, and discuss any associated conflicts of interest.

We have revised the disclosures on pages 1, 183, and 266 of the Registration Statement and have discussed conflicts of interest on page 30 and 31 and 118 and 119 of the Registration Statement, as requested.

Beneficial Ownership of Securities of BRPA and NRX Pharmaceuticals, page 176

11.	Please revise to identify the natural persons with voting and/or dispositive control of the shares held by GEM Yield Bahamas Limited in footnote 10 to the beneficial ownership table.

We have revised the disclosures on page 183 of the Registration Statement, as requested.

Business of NeuroRx, page 179

12.

We note your statements that ZYESAMI has “demonstrated clear benefit in both survival and recovery from respiratory failure” and that it is the first COVID-19 therapeutic to “demonstrate advantages in both survival and recovery from critical COVID-19.” Please revise to avoid stating that ZYESAMI has demonstrated “clear benefit” or “advantages” as this may create an inference that your product is likely to be declared safe and effective, which is a determination solely in the authority of regulatory agencies such as the FDA. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. In your revisions, please also clarify that the results from your clinical trials of ZYESAMI do not provide a guarantee that ZYESAMI will be deemed to be safe or effective for the treatment of COVID-19, and that extensive clinical testing and regulatory approval will be required before ZYESAMI can be commonly prescribed for the treatment of COVID-19.

We have revised the disclosures on pages 184, 189, 195 and 197 of the Registration Statement, as requested.

13.

We note your response to prior comment 18 and re-issue. Please revise the Business of NeuroRx section, where appropriate, to disclose the nature of NeuroRx’s material intellectual property including the scope of the patent protection for NeuroRx’s product candidates and whether such patents are owned or licensed as well as the duration of any patents, trademarks, licenses, franchises and concessions held by NeuroRx.

We have revised the disclosures on pages 185 and 186 of the Registration Statement, as requested.

ZYESAMI Phase IIb/III Clinical Trial for treatment of Respiratory Failure in Critical COVID- 19, page 180

14.

We note your statement on page 181 that ZYESAMI demonstrated a meaningful benefit in survival after controlling for ventilation status and treatment site. Please revise to clearly explain the meaning of the term “meaningful benefit” and whether the results were statistically significant. Also explain why and how NeuroRx “controlled for ventilation status and treatment site”. Present the results before controlling for ventilation status and treatment site.

We have revised the disclosures on page 184 of the Registration Statement, as requested.

Initial Human Studies of ZYESAMI in COVID-19 with Respiratory Failure, page 186

15.	Please revise your disclosure in this section to provide a brief overview of statistical significance and how the FDA assesses whether trial data demonstrates statistical significance.

We have revised the disclosures on page 195 of the Registration Statement, as requested.

16.

We refer to a December 30, 2020 joint press release with Relief Therapeutics and a February 23, 2021 article by Endpoints News (as updated on February 26, 2021) which both indicate that in December 2020 FDA denied your September 2020 emergency use authorization application. Please advise or revise the prospectus summary, as well as other appropriate sections of the prospectus, to discuss this regulatory determination, including the stated basis, if any, for FDA’s decision. Also revise the Business section to present the 28-day data and discuss any and all changes to endpoints used during the course of the clinical trial.

We have revised the disclosures on page 195 of the Registration Statement, as requested.

Critical COVID-19 with Respiratory Failure, page 192

17.

We note your response to prior comment 23 and re-issue. Please revise your description of the trial under this heading, as well as the trial under the heading “Critical COVID-19 with Severe Comorbidity Expanded Access”, to disclose who is conducting the trial, the phase of the trial, the primary and secondary endpoints, metrics utilized, the number and nature of any drug-related adverse events and the planned duration of the trial. To the extent any of these trials has been completed, please disclose whether the trial achieved its primary and secondary endpoints. If the disclosure in these sections is duplicative of disclosure that appears elsewhere in the document, please consider removing this disclosure or including a cross-reference.

We have revised the disclosures on page 201 of the Registration Statement, as requested.

General

18.	Please ensure that the opinions and consents of both Marcum and KPMG are included in your next amendment in order for the Staff to timely process it.

The opinions and consents of both Marcum and KPMG have been included in this filing of the Registration Statement as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone number.

Sincerely,

/s/ Richard Ackerman
Richard Ackerman, Chairman, President and Chief Executive Officer

cc:	Graubard Miller

David Alan Miller, Esq.

Jeffrey M. Gallant, Esq.

NeuroRx, Inc.

Jonathan C. Javitt, MD, MPH

Alessandra Daigneault, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

David S. Huntington, Esq.

David A. Curtiss, Esq.